                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.__)*

                              SUNPHARM CORPORATION
                              --------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   0008676481
                                 --------------
                                 (CUSIP Number)


   SUNPHARM CORPORATION, 4651 SALISBURY RD., SUITE 205, JACKSONVILLE, FL 32256
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 MARCH 28, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   0008676481                                    PAGE   2  OF 15 PAGES





-----------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Cross Atlantic Partners K/S

-----------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*                      (a)  / /
                                                                                                  (b)  / /
-----------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


-----------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)*

-----------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /

-----------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Denmark

-----------------------------------------------------------------------------------------------------------


                           7    SOLE VOTING POWER

                                0 Shares
       NUMBER OF          ---------------------------------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                1,428,572 Shares
                          ---------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0 Shares
                          ---------------------------------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                1,428,572 Shares
-----------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,428,572 Shares

-----------------------------------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*      / /


-----------------------------------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.66%

-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

        PN

-----------------------------------------------------------------------------------------------------------


CUSIP NO.   0008676481                                    PAGE   3  OF 15 PAGES





-----------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Cross Atlantic Partners K/S II

-----------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*                      (a)  / /
                                                                                                  (b)  / /
-----------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


-----------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)*

-----------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /

-----------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Denmark

-----------------------------------------------------------------------------------------------------------


                           7    SOLE VOTING POWER

                                0 Shares
       NUMBER OF          ---------------------------------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                1,428,572 Shares
                          ---------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0 Shares
                          ---------------------------------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                1,428,572 Shares
-----------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,428,572 Shares

-----------------------------------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*      / /


-----------------------------------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.66%

-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

        PN

-----------------------------------------------------------------------------------------------------------


CUSIP NO.   0008676481                                    PAGE   4  OF 15 PAGES





-----------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        CAP/Hambro, L.P.

-----------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*                      (a)  / /
                                                                                                  (b)  / /
-----------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


-----------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)*

-----------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /

-----------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

-----------------------------------------------------------------------------------------------------------


                           7    SOLE VOTING POWER

                                0 Shares
       NUMBER OF          ---------------------------------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                1,428,572 Shares
                          ---------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0 Shares
                          ---------------------------------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                1,428,572 Shares
-----------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,428,572 Shares

-----------------------------------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*      / /


-----------------------------------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.66%

-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

        PN

-----------------------------------------------------------------------------------------------------------


CUSIP NO.   0008676481                                    PAGE   5  OF 15 PAGES





-----------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        CAP/Hambro, Inc.

-----------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*                      (a)  / /
                                                                                                  (b)  / /
-----------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


-----------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)*

-----------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /

-----------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

-----------------------------------------------------------------------------------------------------------


                           7    SOLE VOTING POWER

                                0 Shares
       NUMBER OF          ---------------------------------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                1,428,572 Shares
                          ---------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0 Shares
                          ---------------------------------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                1,428,572 Shares
-----------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,428,572 Shares

-----------------------------------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*      / /


-----------------------------------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.66%

-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

        CO

-----------------------------------------------------------------------------------------------------------


CUSIP NO.   0008676481                                    PAGE   6  OF 15 PAGES





-----------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Hambro America Private Equity, Inc.

-----------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*                      (a)  / /
                                                                                                  (b)  / /
-----------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


-----------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)*

-----------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /

-----------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

-----------------------------------------------------------------------------------------------------------


                           7    SOLE VOTING POWER

                                0 Shares
       NUMBER OF          ---------------------------------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                1,428,572 Shares
                          ---------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0 Shares
                          ---------------------------------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                1,428,572 Shares
-----------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,428,572 Shares

-----------------------------------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*      / /


-----------------------------------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.66%

-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

        CO

-----------------------------------------------------------------------------------------------------------


CUSIP NO.   0008676481                                    PAGE   7  OF 15 PAGES





-----------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Charles L. Dimmler, III

-----------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*                      (a)  / /
                                                                                                  (b)  / /
-----------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


-----------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)*

-----------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /

-----------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

-----------------------------------------------------------------------------------------------------------


                           7    SOLE VOTING POWER

                                10,729 Shares
       NUMBER OF          ---------------------------------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                1,428,572 Shares
                          ---------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 10,729 Shares
                          ---------------------------------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                1,428,572 Shares
-----------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,439,301 Shares

-----------------------------------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*      / /


-----------------------------------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.82%

-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

        IN

-----------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D


ITEM 1.     SECURITY AND ISSUER:

         This statement relates to the Common Stock, $.0001 par value (the "Common Stock"), of SunPharm Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4651 Salisbury Rd., Suite 205, Jacksonville, Florida 32256.


ITEM 2.     IDENTITY AND BACKGROUND:

         (a) This statement is being filed by (i) Cross Atlantic Partners K/S ("CAP"), (ii) Cross Atlantic Partners K/S II ("CAP II"), (iii) CAP/Hambro, L.P.,
(iv) CAP/Hambro, Inc., (v) Hambro America Private Equity, Inc. and (vi) Charles
L. Dimmler, III. CAP/Hambro, L.P. is the sole general partner of CAP and CAP II. CAP/Hambro, Inc. is a general partner of CAP/Hambro, L.P. Hambro America Private Equity, Inc. is the sole shareholder of CAP/Hambro, Inc. Charles L. Dimmler, III, is an authorized officer of CAP Hambro, Inc. CAP, CAP II, CAP/Hambro, L.P., CAP/Hambro, Inc., Hambro America Private Equity, Inc. and Charles L. Dimmler, III are sometimes referred to collectively herein as the "Reporting Persons."

         (b) The address of the principal business and principal office of CAP, CAP II, CAP/Hambro, L.P., CAP/Hambro, Inc., Hambro America Private Equity, Inc. and Charles L. Dimmler, III is c/o Hambro Health International, Inc., 650 Madison Avenue, New York, NY 10022.

         (c) The principal business of CAP and CAP II is to make private equity investments in companies specializing in home healthcare. The principal business of CAP/Hambro, L.P. is to act as the sole general partner of CAP and CAP II. The principal business of CAP/Hambro, Inc. is to act as the sole general partner of CAP/Hambro, L.P. The principal business of Charles L. Dimmler, III is to make private equity investments.

         (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

         (e) CAP and CAP II are Danish limited partnerships. The state of organization for CAP/Hambro, L.P. and CAP/Hambro, Inc. is Delaware. The state of organization for Hambro America Private Equity, Inc. is New York. Charles L. Dimmler, III is a citizen of the United States.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         On March 28, 1997, CAP acquired 450,000 units ("Units") from the Issuer in a private transaction, each unit consisting of one share of Common Stock and one redeemable Common Stock Purchase Warrant, for an aggregate purchase price of $1,575,000.00. The working capital of CAP was the source of funds for this purchase. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         On March 28, 1997, CAP II acquired 264,286 Units from the Issuer in a private transaction for an aggregate purchase price of $925,001.00. The working capital of CAP II was the source of funds for this purchase. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         In 1997, Charles L. Dimmler, III acquired 8,583 Units from the Issuer in a private transaction. In 1998, Charles L. Dimmler, III acquired 2,146 Units from the Issue. The working Capital of Mr. Dimmler, III was the source of funds for this purchase. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

                                  SCHEDULE 13D


ITEM 4.     PURPOSE OF TRANSACTION:

         CAP, CAP II and Charles L. Dimmler, III acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, CAP, CAP II and Charles L. Dimmler, III may dispose of or acquire additional securities of the Issuer. Except as stated below, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-out investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:

         (a) CAP is the record owner of 450,000 shares of Common Stock and presently exerciseable warrants to purchase 450,000 shares of Common Stock. CAP II is the record owner of 264,286 shares of Common Stock and presently exerciseable warrants to purchase 264,286 shares of Common Stock. Therefore, CAP and CAP II may be deemed to own beneficially an aggregate of 1,428,572 shares of Common Stock ("CAP Shares") because of their relationship as affiliated entities. As the general partner of CAP and CAP II, respectively, CAP/Hambro, L.P. may be deemed to own beneficially the CAP Shares. As the general partner of CAP/Hambro, L.P., CAP/Hambro, Inc. may be deemed to own beneficially the CAP Shares. As the sole shareholder of CAP/Hambro, Inc., Hambro America Private Equity, Inc. may be deemed to own beneficially the CAP Shares. In addition, Mr. Dimmler is the record owner of 10,729 shares of Common Stock. As a result, Mr. Dimmler may be deemed to beneficially own 1,439,301 shares of Common Stock.

         Each of the Reporting Persons may be deemed to own beneficially 20.66% of the Common Stock, which percentage is calculated based upon (i) 6,914,728 shares reported outstanding in the Issuer's Form 10-QSB for the period ending March 31, 1999, and (ii) the number of warrants exerciseable as 714,286 shares of Common Stock, by CAP and CAP II.

                                  SCHEDULE 13D


         CAP, CAP II, CAP/Hambro, L.P., CAP/Hambro, Inc. and Hambro America Private Equity, Inc. disclaim beneficial ownership of any shares of Common Stock except any shares held directly of record.

         (b) Number of Shares as to which each such person has

                  (i)      Sole power to vote or direct the vote:

                           0 shares for CAP
                           0 shares for CAP II
                           0 shares for CAP/Hambro, L.P.
                           0 shares for CAP/Hambro, Inc.
                           0 shares for Hambro American Private Equity, Inc. 10,729 shares for Charles L. Dimmler III

                  (ii)     Shared power to vote or direct the vote:

                           1,428,572 shares for each Reporting Person;

                  (iii)    Sole power to dispose or to direct the disposition:

                           0 shares for CAP
                           0 shares for CAP II
                           0 shares for CAP/Hambro, L.P.
                           0 shares for CAP/Hambro, Inc.
                           0 shares for Hambro American Private Equity, Inc. 10,729 shares for Charles L. Dimmler III

                  (iv)     Shared power to dispose or to direct the disposition:

                           1,428,572 shares for each Reporting Person.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the shares of Common Stock during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

            Exhibit 1 - Agreement regarding filing of joint Schedule 13D
            Exhibit 2 - Power of Attorney

                                  SCHEDULE 13D


                                    SIGNATURE

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as EXHIBIT 1 hereto.


Dated:   November 9, 1999
                                         CROSS ATLANTIC PARTNERS K/S

                                         By: CAP/HAMBRO, L.P.
                                             Its General Partner

                                         By: CAP/HAMBRO, INC.
                                             Its General Partner

                                         By: /s/ Charles L. Dimmler, III
                                             ---------------------------
                                             Charles L. Dimmler, III
                                             Authorized Officer


                                         CROSS ATLANTIC PARTNERS K/S II

                                         By: CAP/HAMBRO, L.P.
                                             Its General Partner

                                         By: CAP/HAMBRO, INC.
                                             Its General Partner

                                         By: /s/ Charles L. Dimmler, III
                                             ---------------------------
                                             Charles L. Dimmler, III
                                             Authorized Officer


                                         CAP/HAMBRO, L.P.

                                         By: CAP/HAMBRO, INC.
                                             Its General Partner

                                         By: /s/ Charles L. Dimmler, III
                                             ---------------------------
                                             Charles L. Dimmler, III
                                             Authorized Officer


                                         CAP/HAMBRO, INC.

                                         By: /s/ Charles L. Dimmler, III
                                             ---------------------------
                                             Charles L. Dimmler, III
                                             Authorized Officer

                                 SCHEDULE 13D


                                         HAMBRO AMERICA PRIVATE EQUITY, INC..

                                         By: /s/ David Barnett
                                             ---------------------------
                                             David Barnett
                                             Authorized Officer



                                         /s/ Charles L. Dimmler, III
                                         -------------------------------
                                         Charles L. Dimmler, III


                                             *By: /s/ Edwin A. Goodman
                                                  ----------------------
                                                  Edwin A. Goodman
                                                  Attorney-in-fact


* This Schedule 13D was executed by Edwin A. Goodman pursuant to Powers of Attorney attached hereto as Exhibit 2.